Julia R. Short President and CEO RidgeWorth Funds Email: julia.short@ridgeworth.com Phone: 404-845-7622

VIA EDGAR

July 27, 2016

Ms. Marianne R. Dobelbower

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RidgeWorth Funds (the “Registrant”)

File Nos. 033-45671 and 811-06557

Dear Ms. Dobelbower:

On behalf of the Registrant, we are filing this letter to respond to the Staff’s comments on the Registrant’s filing on July 20, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 of Post-Effective Amendment No. 106 to the Registrant’s registration statement on Form N-1A (Accession No. 0001193125-16-652121) with the U.S. Securities and Exchange Commission (the “SEC”) to reflect the change in investment sub-adviser for RidgeWorth International Equity Fund (the “Fund”). The Staff’s comments were conveyed to the Registrant verbally on July 25, 2016.

For ease of reference, set forth below are your comments followed by the Registrant’s responses.

1.	Comment. The Staff notes that, during the Fund’s most recent fiscal year, the Fund’s portfolio turnover rate was 114% of the average value of its portfolio. The Staff notes that, as stated in the Fund’s Statement of Additional Information, this increase in portfolio turnover from the Fund’s prior fiscal year was attributable to the Fund’s change in investment sub-adviser on September 1, 2015. If the Registrant expects that the Fund’s portfolio turnover rate will exceed 100% going forward, please revise the Fund’s disclosure to reflect that “active trading” is a principal investment strategy of the Fund and include a corresponding principal risk. If the Registrant does not expect that the Fund’s portfolio turnover will exceed 100% of the average value of its portfolio on an annual basis, please supplementally confirm that with the Staff.

Response. The Registrant confirms that, under normal circumstances, the Fund’s portfolio turnover is not expected to exceed 100% of the average value of its portfolio.

2.	Comment. The Staff notes that, in the Registrant’s most recent Form N-CSR filing, the Fund was invested 14.2% in money market funds. If investment in money market funds is a principal investment strategy, please disclose this in the principal investment strategy section.

Response. The Registrant notes that investment in money market funds is not a principal investment strategy of the Fund. During the first quarter of 2016, the Fund experienced shareholder subscriptions. The Fund utilizes money market funds for daily cash and cash collateral investment purposes. The Registrant has therefore made no revisions to the disclosure.

3.	Comment. The Staff notes that, in the Registrant’s most recent Form N-CSR filing, the Fund had investments of more than 15% in certain sectors, including Information Technology. If the Fund has a principal investment strategy of investing in particular sectors, please disclose this in the principal investment strategy section and include a corresponding risk.

Response. The Registrant notes that the Fund has no policy to invest in particular sectors as part of its principal investment strategy. The Registrant has therefore made no revisions to the disclosure.

4.	Comment. If RidgeWorth Capital Management LLC (“RidgeWorth Investments”) may seek recoupment from the Fund of fees waived or expenses reimbursed, please add applicable disclosure in a footnote to the fee table.

Response. The Registrant respectfully submits that, as RidgeWorth Investments’ recoupment from the Fund of fees waived or expenses reimbursed is not a line item in the fee table, the Registrant has, instead of adding a footnote to the fee table, expanded existing disclosure on page 7, paragraph 6 of the Prospectus under “Investment Adviser.” Paragraph 6 now states:

“The Adviser and the Subadviser have contractually agreed to waive fees and reimburse expenses until at least August 1, 2017, in order to keep total annual operating expenses of the Fund from exceeding the applicable expense cap shown. If at any point before August 1, 2019, total annual operating expenses are less than the expense cap, the Adviser may retain the difference to recapture any of the prior waivers or reimbursements. Such recapture is limited by the expense cap and, if lower, the expense cap that was applicable at the time of the waiver of fees and/or reimbursement of expenses.”

5.	Comment. The “Equity Securities Risk” notes that investments in equity derivatives are subject to market risk. If investment in derivatives is a principal investment strategy, please disclose this in the principal investment strategy section.

Response. The Registrant notes that the Fund does not invest in derivatives as a principal investment strategy. The Registrant has revised the “Equity Securities Risk” to remove reference to “equity derivatives.”

Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC Staff’s comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) Registrant may not assert the SEC’s or the SEC Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have questions or comments, please do not hesitate to contact me at 404-845-7622.

Sincerely,

/s/ Julia R. Short
Julia R. Short

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